

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

<u>Via Email</u>
Mr. Gabriel J. Parmese
Principal Financial Officer
Eurosite Power Inc.
45 First Avenue
Waltham, MA 02451

   Re: **Eurosite Power Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed April 9, 2014
      File No. 000-54484

Dear Mr. Parmese:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lilyanna Peyser for

        Mara L. Ransom
        Assistant Director

cc: Michael Rispin, Esq.
    Kristen Young, Esq.